Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: October 27, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On October 27, 2025, Reeve Collins, Chief Executive Officer of M3-Brigade, made the below communication on his X account.

Reeve Collins, Chief Executive Officer of M3-Brigade, was interviewed by Crypto Canvas on YouTube. The excerpt of the transcript is provided below.

Host: So you have ReserveOne - a digital asset treasury company. We've seen a lot of these make a splash, but I'm not exactly sure what your role is at ReserveOne. I know you're pushing that forward and I know they're doing something a little unique in that space. So, I'd love to hear about that.

Reeve Collins: Yes, I brought ReserveOne to market. I'm the pending Chairman at the moment because ReserveOne and the SPAC haven't formally done the business combination. Once the SEC approves that in the next a few months, then I'll be the Chairman of ReserveOne. And I'm very excited and proud of this company. We raised $1 billion. And what's amazing about it to me is one of my passions is to deliver on the promise of blockchain and to deliver on the promise of Web 3. In doing that, it's just exposing more of the world to crypto. And to date, the only people that really could get involved in crypto had to be somewhat technologically forward, where they're comfortable with wallets and having their passwords and utilizing that kind of stuff. But now that we can have a public company that provides exposure to crypto, people can just call up their stockbroker and say, Yes, I'm interested in the future of finance. Yes, I want exposure to Bitcoin and some altcoins. Yes, I trust this company to do some strategic VC bets in the ecosystem to earn yield on that billion dollars of tokens and I want exposure to that. And that's what you can do via ReserveOne just by calling your stockbroker. So right now there's the SPAC ticker, which is MBAV. It'll switch to ReserveOne whenever the SEC approves this. And so there's been this flood of digital asset treasury companies coming to market because they saw the success of MicroStrategy and the regulations have loosened and shifted and we know that more clarity is coming with regulation to enable publicly traded companies to hold cryptocurrencies on their balance sheet and to interact with cryptocurrency companies because in the past if you want to interact with a lot of cryptocurrency companies you were never sure if those companies were going to get in significant regulatory trouble, so you didn't want to touch them. But now that that road has been paved a little bit, companies like ReserveOne can come and say, "Look, I'm going to take a highly regulated, extremely professionally managed approach to providing you, the public, exposure to what we believe is the future of finance and exposure to these various cryptocurrencies."

Host: Yeah. So it almost solves for many people what we were talking about earlier, the custody solution. You don't want to handle your keys. You can basically invest in a company that is doing a lot of that. Not just Bitcoin or just Ethereum, which we see a lot. Sounds like ReserveOne is going to do, expand out beyond those two.

Reeve Collins: Yeah, we'll have a diversified strategy. It starts with about 80% Bitcoin, 20% altcoins, Ethereum, Salana, even some of that XRP that you just mentioned and Cardano and some and we'll see. So these are so just kind of a much more broader approach and to the future of finance.

Host: Yeah. Awesome. Well, as we as we wrap up here, I know you we got to go, but I have like a million questions here. Like which one do I want to ask? BLOCKv real quick because you know everybody listening know I love BLOCKv and you know really fascinated by what they're doing. What's your what's your current role at BLOCKv, if any?

Reeve Collins: It is a big question. For a long time I was co-founder and CEO and then we started Smart Media, which really utilized BLOCKv, and Lucas is now running BLOCKv, but I talked to Lucas at least once a week. And I'm very proud of BLOCKv, extremely proud of it for a number of reasons. It was so advanced in thinking and way back in the day- when these concepts first came up of this highly programmable good and this digital object to see how advanced that was and then the robustness of what we built over the eight years or when we launched 2017. We've been working on it and the fact that out of those ICOs that took place in 2017, I mean, we're probably one of a dozen that are still going and that token did very well for a little bit and then it’s just not reflective of the quality of the technology or the time that has been spent or the amount of hard work and that has gone into that company over all of these years and it's still going and we're just not giving up. So, while I'm not active at all day-to-day, I'm very involved in the brainstorming, very close with the team and still, part of that BLOCKv and Smart Media ecosystem and have leaned in and helped out significantly over the years. But now my focus is on this growing ecosystem of companies that I'm directly involved in. So, ReserveOne being this public company and then Stable and WeFi. I'm actually going to be rolling out another really powerful company that's all part of what I say is, advancing the tenants of blockchain, democratization of access to high quality financial services and currencies and then advancing the tenants of Web 3, which is creating technologies and ecosystems where the users reap all the rewards.

Host: Well, it's been extremely fascinating to follow your journey as long as I have. I remember like three years ago I read on your website like you know soon going to announce a universe of companies to deliver on the promise of Web 3 and now we're here so I'm sure it's an exciting time for you. We got regulations coming. We got all this stuff is moving towards live so I imagine you're pretty excited about where we're at.

Reeve Collins: Yes, for sure. Yeah, it's always exciting in the crypto space. Doesn't matter if it's a bull market or bear market. There's always a lot going on in the bear market actually more innovation happens because in the bull market there's too much hype and too much craziness and too much companies that are just taking advantage of that hype and don't really have any substance. So, it doesn't matter if it's a bull or a bear, it's always a good time to be in the blockchain.

Host: Yeah. Yeah. Find it hard to watch movies now because I'm like blockchain is a movie. What's unfolded before our eyes is like we're living in the movie. So, it's very interesting. So, I appreciate, you spending some time with us today. I could talk to you for hours. UBut I learned a lot today. So, thanks again.

Reeve Collins: Awesome. Thank you. It was a pleasure being on here. And, yeah, we'll chat soon.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.